CHEN-DRAKE LAW GROUP, P.C.

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

www.chendrakelaw.com

September 25, 2013

VIA FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Stephen Krikorian, Accounting Branch Chief Morgan Youngwood, Staff Accountant Edwin Kim, Staff Attorney

Re:

Prime Global Capital Group Incorporated

Form 10-K for the Fiscal Year ended October 31, 2012 (the “Form 10-K) and

Form 10-Q for the Fiscal Quarter Ended April 30, 2013 (the “Form 10-Q)

File No. 000-54288

Ladies and Gentlemen:

On behalf of Prime Global Capital Group Incorporated (the “Company” or “PGCG”), we are hereby responding to the comments received by email on August 28, 2013, from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the numbered comments of your letter and the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended October 31, 2012

Facing Page

1.	The facing page of your Form 10-K indicates that you have no class of securities registered under Section 12(g) of the Securities Exchange Act of 1934. As noted in our letter dated April 17, 2012, your common stock is registered under Section 12(g) pursuant to a Form 8-A filed on March 3, 2011. Also, it appears that your periodic reports contain the incorrect file number. Please amend your filing to provide the correct file number, 000-54288, and disclose that you have securities registered under Section 12(g) of the Exchange Act.

Response: The Company will revise its disclosure on the facing page of the Form 10-K to disclose that its common stock is registered under Section 12(g) and its correct file number.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 37

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

2.	Please ensure that this section addresses the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company’s financial condition. Challenges that should be discussed include the transition from a software business to your oilseeds and real estate businesses. Consider discussing in future filings the necessary steps to develop the properties that you acquired as part of your real estate development business and quantifying the costs that you will need develop, renovate and/or maintain these properties. Also consider discussing in future filings the risks relating to your new businesses such as whether management has any experience in these business areas.

Response: The Company intends to amend and restate its disclosure in the section entitled “Overview” in Item 7 of the Form 10-K as follows:

During fiscal year 2012, we operated in the following four business segments: (i) the provision of IT consulting, programming and website development services; (ii) our oilseeds business; (iii) our real estate business and (iv) the distribution of consumer products. Our software and oilseeds businesses each accounted for approximately half of our revenues for fiscal year 2012. We did not generate any revenues from any of our other business segments during fiscal year ended 2012. Summarized financial information regarding each revenue generating segment and the real estate business segment as of fiscal year end October 31, 2012 is as follows:

	Year ended October 31, 2012
	Software Business	Trading Business	Plantation Business	Real Estate Business	Corporate	Total

Revenues, net	$1,505,606	$-	$1,540,736	$-	$-	$3,046,342
Cost of revenues	(35,205)	-	(301,584)	-	-	(336,789)
Gross profit	1,470,401	-	1,239,152	-	-	2,709,553
General and administrative	-	-	(409,822)	-	(1,118,096)	(1,527,918)
Other income (expense)	-	-	33,993		777,259	811,252
Net income (loss)	1,413,613	-	595,857	-	(536,754)	1,472,716
Total assets	18,645	-	9,426,760	25,423,311	$6,716,242	41,584,958
Expenditure for long-lived assets	$-	$-	$7,061,225	$24,965,918	$31,010	$32,058,153

Our m-commerce and consumer distribution products businesses are operated through UHT. Our oilseeds business is operated through Virtual Setup Sdn. Bhd., or VSSB, and Max Trend WFOE. Our real estate business is operated through PGCG Assets Holding Sdn. Bhd.

Our initial business plan broadly encompassed the development, distribution and operation of mobile and online social networking, ecommerce and search products and services. However, as a result of the challenges we experienced in implementing our m-commerce business plan, we began seeking business opportunities in the oilseeds industry in fiscal year 2011 with a specific focus on the acquisition, lease or management of existing castor seed and oil palm plantations located in Asia. Concurrently, we scaled back our consumer goods and all m-commerce activities except for the provision of IT consulting, programming and website development services related to software previously sold. We intend to engage in limited distribution activities, after sales consulting/website development activities and future sales activities only if such opportunities become readily available. As a result, we expect these business segments to generally account for a decreasing share of our net revenue in the near future.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

Since the commencement of our oilseeds business segment, we have:

•	Acquired VSSB whose primary asset is an operating mature palm oil plantation in Malaysia (May 29, 2012);
•	Entered into a trial planting arrangement with Srira Cha province, Thailand, for the cultivation of castor plants (December 2011); and
•	Commenced selling castor seeds and advising castor farmers under a bundled sales arrangement in the People’s Republic of China (July 2012).

The oilseeds business is a highly regulated industry with prices subject to wide fluctuations due to factors beyond our control such as weather conditions, competition, global demand and government policies. Management has limited experience operating in this industry and may not be able to successfully navigate all industry specific factors in addition to any geopolitical factors in Malaysia, Thailand and the PRC. If we are not able to successfully respond to any of these factors, we may not be able to effectively compete and our business operations and financial results may be adversely affected. There can be no assurance that we will be able to successfully operate a multi-national oilseeds operation in conjunction with our other business segments given limited management experience.

Concurrently with our oilseeds business, we also began our real estate business segment, which consist of the acquisition, development, management, operation and sale of commercial and residential real estate properties located in Malaysia, primarily in Kuala Lumpur and Selangor. We anticipate generating revenues from sales of developed properties and from rental income from our commercial properties. Developed property sales can include condominium units, individual villas and bungalows at our future Shah Alam 2 Eco Residential Development project and Bandar Sungai Long High Grade Villas development project located in Selangor, Malaysia. We may also sell properties under development, undeveloped properties or commercial properties, if opportunities arise that we believe will maximize overall asset values.

In calendar year 2012, we:

•	Acquired 21.8921 hectares (54.10 acres) of vacant development land located in Selangor, Malaysia, which is subject to a 99-year leasehold, expiring July 30, 2100 (July 26, 2012);
•	Acquired Dunford Corporation Sdn. Bhd., or Dunford, whose primary assets consist of two parcels of undeveloped land located in Selangor, Malaysia aggregating approximately 31 acres (October 17, 2012);
•	Acquired a 15 story commercial building located at Geran 10010, Lot 238 Section 43, Town and District of Kuala Lumpur, Wilayah Persekutuan, Kuala Lumpur, Malaysia (December 2012); and
•	Executed a Sales and Purchase Agreement to purchase a 12 story commercial building located at Megan Avenue 1, No. 189, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia (August 2012), which we expect to consummate within the next six months.

Residential Real Estate Development

We believe that the outlook for residential properties will remain positive for calendar 2013 and 2014, based upon Malaysia’s stable employment outlook, growth in household income, formation of new households, and increased demand for affordable residential property from first time home buyers. Developers such as us, however, are facing challenges of inconsistent supply and high cost of labor, increased costs of building materials (such as cement and steel bars) and general increased costs of doing business. Management has limited experience developing residential properties and may not be able to successfully address the challenges involved in this industry such as competition, a high level of government regulation, local and regional economic factors, illiquidity of the asset base, and effect of interest rates on our buyer base. If we are not able to successfully respond to any of these factors, we may not be able to effectively compete and our business operations and financial results may be adversely affected. There can be no assurance that we will be able to successfully develop our properties in conjunction with operating a multi-national oilseeds operation given limited management experience in both these sectors.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

Our market is also sensitive to changes in lending rates and lending requirements as many homebuyers rely on financing to make purchases. As a result, government or bank policies that result in increased interest rates and or stricter lending requirements may adversely affect the sales of our developed properties

Commercial Real Estate

We expect demand for commercial property to remain steady and positive for calendar 2013 and 2014. As a result, we do not anticipate significant challenges in leasing out our 12 story and 15 story commercial buildings.

We generate rental income from our 12 story commercial property and anticipate generating income from the sale of developed properties. Currently, 10 of the 12 stories of our 12 story building have been leased to tenants at market rates. Most of these tenants are parties to two year leases. We expect to generate approximately $185,000 of gross rental income on an annualized basis from our 12 story building based upon full occupancy of our 12 story building at prevailing market rates.

We are actively seeking tenants for our 15 story building, which is currently vacant. There can be no assurance that we will be able to successfully lease out our building. If we are unable to lease out the building, our operating results may be materially and adversely affected.

As of October 31, 2012, we had approximately $1.3 million available cash balance, $6.4 million marketable securities available for sale and payment obligations of $27.6 million related to the purchase of two commercial buildings in Malaysia. We consummated the purchase of one of the commercial buildings in December 2012, financing the acquisition through a combination of cash and a bank loan. We will require approximately $3.7 million to consummate the purchase of the remaining 12 story commercial building. Consistent with past practice, we hope to obtain the necessary additional financing from our shareholders, executive officers and directors or through external financing. We are currently conducting internal discussions to obtain the necessary financing, however, there can be no assurance that we will be able to obtain sufficient funds on acceptable terms to timely meet our obligations.

Approval to Initiate Uplisting Process

On December 12, 2011, our board of directors approved, authorized and directed our officers to initiate the process for listing shares of the Company’s common stock on one or more U.S. national securities exchanges including the NYSE Amex Equities Exchange. We have elected to delay uplisting efforts until the end of calendar year 2014 to focus on implementing our business plan.

***

The Company intends to revise its disclosure in the Overview section of the Management’s Discussion and Analysis section to include the below disclosure in future filings.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

History

Our initial business plan launched in July 2010 broadly contemplated the development, distribution and operation of mobile and online social networking, ecommerce and search products and services. However, as a result of the challenges we experienced in implementing our m-commerce business plan, we entered the oilseeds and real estate businesses in 2012 and scaled back our software and consumer goods distribution businesses. Since the commencement of our these business segments, we (through our subsidiaries):

•	Acquired a palm oil plantation in Malaysia which is operated through VSSB (May 2012);
•	Commenced sales of castor seeding and provision of technical know-how under a bundled sales arrangement through our subsidiaries Max Trend International Limited, a Hong Kong limited liability company, or Max Trend HK, which owns Max Trend WFOE (during quarter ended July 31, 2012);
•	Became a party to a trial planting arrangement with Srira Cha province, Thailand, for the cultivation of castor plants (indefinitely suspended);
•	Acquired 21.8921 hectares (54.10 acres) of vacant development land located in Selangor, Malaysia, which is subject to a 99-year leasehold, expiring July 30, 2100 (July 26, 2012);
•	Acquired Dunford Corporation Sdn. Bhd., or Dunford, whose primary assets consist of two parcels of undeveloped land located in Selangor, Malaysia aggregating approximately 31 acres (October 17, 2012);
•	Acquired a 15 story commercial building located at Geran 10010, Lot 238 Section 43, Town and District of Kuala Lumpur, Wilayah Persekutuan, Kuala Lumpur, Malaysia (December 2012); and
•	Acquired a 12 story commercial building located at Megan Avenue 1, No. 189, Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia (July 2013).

Fluctuating Revenues

In focusing on our real estate and oilseeds business segments, we significantly decreased our investment in our consumer product distribution operations and our software business activities. As a result, we did not generate any revenue from our consumer product business segment during the nine months ended July 31, 2013 and 2012 and do not expect this business segment to generate significant revenues in the near future.

We had also expected our software business segment to account for a decreasing share of our net revenue on a going forward basis. However, we find that our software revenue may fluctuate significantly depending upon the availability of immediate sales opportunities thus making it difficult for us to predict future software related revenue. For example, our sales consulting/website development activities did not generate any revenue for each of the three months ended July 31, 2013, and April 30, 2013, but accounted for approximately 96.4% of our net revenue for the three months ended January 31, 2013. Software revenue accounted for approximately 88.7% and 15.1% of our net revenue for the nine-month periods ended July 31, 2013, and 2012, respectively.

As we transition from an m-commerce to oilseeds and real estate company, we may continue to experience significant fluctuations in revenue which may cause our gross profit to fluctuate. Historically, we experienced higher profit margins with respect to software derived revenue and consulting revenue (arising from consultation to castor farmers) as compared to rental income revenue and oil palm plantation derived revenue. Accordingly, to the extent our revenue composition shifts from software or consulting services to rental income or palm oil plantation revenue, we expect our profit margins to also decrease.

Challenges From Our Oilseeds Operations

The oilseeds business is a highly regulated industry with prices subject to wide fluctuations due to factors beyond our control such as weather conditions, competition, global demand and government policies. Management has limited experience operating in this industry and may not be able to successfully navigate all industry specific factors in addition to any geopolitical factors in Malaysia, Thailand and the PRC. For example, we were forced to suspend our trial planting arrangement in Thailand as a result of unexpected changes in the local political climate. In addition, we have discovered that our castor business operates at a competitive disadvantage due to China’s tax policies, which favor local enterprises. Together with the soft pricing for castor seeds, our ability to effectively compete in the castor industry has been adversely affected. If we are unable to successfully compete by the end of calendar year 2013, there is a great likelihood that we will discontinue the distribution of castor seeds in China. If we are not able to successfully respond to any of these or other factors, our business operations and financial results may be adversely affected. There can be no assurance that we will be able to successfully operate a multi-national oilseeds business in conjunction with our other business segments given management’s limited experience.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

Management is focused on the maintenance and operation of its oil palm plantation in Malaysia. Management believes that the value of its oil palm plantation has increased since its acquisition, and while it has not pursued any discussions or received any formal offers regarding the sale of its plantation, it may consider selling sales offers in the future if a sale would maximize return to its investors.

Challenges From Our Real Estate Operations

Commercial Buildings

We expect demand for commercial property to remain steady and positive for the remainder of 2013 and 2014. As a result, we do not anticipate significant challenges in leasing out or 12 story and 15 story commercial buildings.

We generate rental income from our 12 story and 15 story commercial properties and anticipate generating income from the sale of developed properties. As July 31, 2013, 10 of the 12 stories of our 12 story building have been leased to tenants at market rates. Most of these tenants are parties to two year leases. We expect to generate approximately $185,000 of gross rental income on an annualized basis from our 12 story building based upon full occupancy of our 12 story building at prevailing market rates.

We are in discussions to lease our 15 story building to a prospective tenant that intends to convert the building into a business hotel. Consummation of the lease will be dependent upon the receipt of city approval for the building conversion, which we hope to occur on or about March 2014. We anticipate that the lease will have a term of 10 years with gross rental income of approximately $2,284,000 per annum. If the business operations of our tenant’s operations of our tenant are adversely affected, we will be required to seek replacement tenants. There can be no assurance that the business operations of our tenant will continue for the term of the lease or that we will be able to find a replacement tenant if our tenant is no longer able to meet its lease obligations. If we are unable to lease out the building, our operating results may be materially and adversely affected.

Residential Property Development

We believe that the outlook for residential properties will remain positive for the remainder of 2013 and 2014, based upon Malaysia’s stable employment outlook, growth in household income, formation of new households, and increased demand for affordable residential property from first time home buyers. Developers such as us, however, are facing challenges of inconsistent supply and high cost of labor, increased costs of building materials (such as cement and steel bars) and general increased costs of doing business.

Our market is also sensitive to changes in lending rates and lending requirements as many homebuyers rely on financing to make purchases. As a result, government or bank policies that result in increased interest rates and or stricter lending requirements may adversely affect the sales of our developed properties.

We are in the process of preparing preliminary conceptual planning and market studies with respect to our Shah Alam 2 Eco Residential Development project located in Selangor, Malaysia. We hope to submit buildings plans in the fourth calendar quarter of 2013 and commence construction in the first calendar quarter of 2014. We hope to complete construction by the end of calendar 2019. We intend to commence sales activities in the second calendar quarter of 2014.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

We believe that we will require approximately $2.5 million to obtain the necessary permits and $3 million to commence the first of six phases of construction. We believe that we will require approximately $15 million in the aggregate to market, promote and complete construction of our Shah Alam 2 Eco Residential Development Project. We hope to finance the $15 million through a combination of loans, funds from ongoing building sales and operating capital.

We do not intend to commence development of our Bandar Sungai Long High Grade Villas Community project until we have successfully sold Phase 2 of the Shah Alam 2 Eco Residential Development project. If we are not able to successfully develop, market and sell our Shah Alam 2 Eco Residential Development project, we may not be able to complete all or any portion of our Bandar Sungai Long High Grade Villas Community project.

Approval to Initiate Uplisting Process

On December 12, 2011, our board of directors approved, authorized and directed our officers to initiate the process for listing shares of the Company’s common stock on one or more U.S. national securities exchanges including the NYSE Amex Equities Exchange. We have elected to delay uplisting efforts until the end of calendar year 2014 or 2015 to focus on implementing our business plan.

Liquidity and Capital Resources, page 43

3.	Please tell us your consideration of providing disclosures to describe how earnings and cash are transferred to and from your PRC subsidiary and VIE to your offshore companies and parent (e.g., dividend payments, fees and reimbursements). Your disclosure should explain how earnings of the VIE flow through your corporate structure and highlight any restrictions on your ability to transfer cash flows from your VIE and other subsidiaries. In addition, you should disclose the amount of cash located in the PRC and subject to restrictions and cash located outside of the PRC as well as describe the costs that would be incurred to transfer cash outside of the PRC. We refer you to the Instructions to Item 303(a) of Regulation S-K.

Response: The Company intends to revise its disclosures as follows:

Under PRC laws and regulations, Shenzhen Max Trend Green Energy Co., Ltd., as a wholly foreign-owned enterprise in the PRC (“Shenzhen”), may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its respective registered capital. At its discretion, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

As of October 31, 2012, the registered capital of Shenzhen was approximately US$158,000 and the retained earnings was approximately US$761,000. Our PRC subsidiary is able to pay dividends to our offshore entities when it has generated accumulated profits and meet the requirements for statutory reserve funds. We currently have no intention to pay dividends and expect to reinvest earnings in other business opportunities in China. We are seeking business opportunities in China but have not yet identified any such opportunities in China.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

Regulations on Foreign Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

•	the Foreign Currency Administration Rules (2008); and
•	the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Currency Administration Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

Under the Administration Rules for the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart.

As an offshore holding company with a PRC subsidiary, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the Ministry of Commerce or its local counterparts;
•	loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and
•	loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142. Pursuant to SAFE Circular 142, RMB resulting from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and cannot be used for domestic equity investment, unless it is otherwise approved. Documents certifying the purposes of the settlement of foreign currency capital into RMB, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not be used to repay RMB loans if such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary fines or penalties. We expect that our use of RMB funds have been, and will be, within the approved business scope of our PRC subsidiary. We believe that our PRC subsidiary is permitted to conduct its castor seeds distribution operations and provide consulting services to castor farmers. However, we may not be able to use such RMB funds to make equity investments in the PRC through our PRC subsidiaries. There are no costs associated with applying for registration or approval of loans or capital contributions with or from relevant PRC governmental authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds from our funds to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

•	the Companies Law (2005);
•	the Wholly Foreign-Owned Enterprise Law (2000); and
•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001).

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned enterprises, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

As of October 31, 2012, the registered capital of our PRC wholly foreign-owned subsidiary Shenzhen was US$158,485. Shenzhen has not made any profits to date, and thus is not subject to the statutory reserve fund requirement. Shenzhen has not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of October 31, 2012, our Shenzhen had retained earnings of approximately US$635,805, respectively, in accordance with PRC accounting standards and regulations.

As of October 31, 2012, the amount of cash and net assets located in the PRC was $991,312 and $924,028, respectively. The amount of cash and net assets located outside of PRC as of October 31, 2012 was $345,537 and $37,709,889, respectively. To date, we have not yet transferred any cash out of the PRC. We currently intend to reinvest PRC derived proceeds in the PRC. If we elect to move our cash outside of the PRC, we will be subject to withholding taxes of approximately 5%.

Report of Independent Registered Public Accounting Firm, page 52

4.	Please amend your filing to provide the report of your independent registered public accounting firm for the fiscal year ended October 31, 2011. We refer you to Rule 3-01 of Regulation S-X.

Response: The Company will revise the Form 10-K to include the report of its registered public accounting firm for the fiscal year ended October 31, 2011.

Consolidated Financial Statements

Note 1. Organization and Business Background

Summary of Company’s Subsidiaries, page 60

5.

We note from your disclosures on page 60 that Shenzhen Max Trend Green Energy Company Limited is located in the PRC. Please tell us how you considered the consolidation guidance in ASC 810-10-15 and PRC foreign exchange restrictions, controls or other PRC imposed uncertainties in evaluating your ability to control and consolidate Shenzhen Max Trend Green Energy Company Limited. Explain the nature of your contractual arrangements with Shenzhen Max Trend Green Energy Company Limited including any consulting agreements, operating agreements, equity pledge agreements, option agreements and other agreements such as power of attorney.

Describe how the contractual agreements grant you control over the VIE and transfer economic benefits and any risks in relation to your VIE structure. In addition, please tell us how your disclosures satisfy the requirements in ASC 810-10-50. As part of your response, please provide us with any proposed disclosures that you plan to include in future filings.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

Response: As of October 31, 2012, we operate our businesses in China through Shenzhen Max Trend Green Energy Co., Ltd. and do not operate through any VIEs in China.

Shenzhen is a wholly foreign owned enterprise (WFOE) located in the PRC that is permitted to, among other things, engage in research and development of green energy vegetation, transfer such R& D results, provide relevant technological consulting operate in the wholesale sale of castor, serve as a commission agency and import and export certain products. The PRC permits foreign invested enterprises such as Shenzhen to remit their profits out of the country subject to the prior approval of the State Administration of Foreign Exchange (SAFE). Shenzhen has not and will not be able to pay dividends to our offshore entities until it generates accumulated profits and meet the requirements for statutory reserve funds.

6.	Please tell us your consideration of providing disclosures to state the amount of net assets from your relevant PRC subsidiary and VIE that are free of restriction. We refer you to Rule 4-08(e)(1) of Regulation S-X.

Response: The Company proposes to include the following disclosures:

As of October 31, 2012, the amount of cash and net assets held by a PRC subsidiary was $991,312 and $924,028, respectively, which are free of restriction.

We directly operate our businesses in China through a wholly-owned subsidiary, Shenzhen Max Trend Green Energy Co., Ltd, which is a 100% owned subsidiary of PGCG.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 62

7.	Please clarify your disclosures that indicate you adopted ASC 985-20 to allocate the total arrangement fee from castor products to each element based on VSOE of the relative fair value of each of the elements. As part of your response, tell us how you considered the guidance in ASC 605-25 when allocating the total arrangement fee for bundled sales arrangements containing castor products.

Response: The Company intends to revise its disclosures as follows:

Revenue recognition

The Company recognizes its revenue in accordance with ASC Topic 605, “Revenue Recognition”, upon the delivery of its products when: (1) title and risk of loss are transferred; (2) persuasive evidence of an arrangement exists; (3) there are no continuing obligations to the customer; and (4) the collection of related accounts receivable is probable. The Company’s sale arrangements do not contain general rights of return.

(a)     Software sales

The Company generally sells the software products in an arrangement that is bundled with maintenance and support service and/or website development service, based upon the customers’ specification or modification.

The Company adopts ASC 985-20 and allocates the total arrangement fee among each element based on vendor-specific objective evidence of the relative fair value of each of the elements. The Company limits its assessment of fair value of each element to the price charged when the same element is sold separately. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue, assuming collection is probable. For the billed software product sales, the revenue from the undelivered element is included in deferred revenue and amortized ratably to revenue over its contractual term, typically one year.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

Revenues from the sale of software products are recognized and completely earned upon shipment or electronic delivery of the product provided that persuasive evidence of an arrangement exists, collection is probable, payment terms are fixed and determinable and no significant obligations remain.

Revenues from the provision of website development service including website design and development are recognized upon the ownership and operating rights of website domain are transferred to the customers.

Revenues from the provision of maintenance and support service are recognized when service rendered, which consist of technical support and software upgrades and enhancements. The Company generally offers maintenance and support service to its customers for a period of twelve months, free of charge or at a monthly fixed fee. Amounts invoiced or collected in advance from the customers of delivering maintenance and support service is recorded as deferred revenue. Revenue is recognized when the related service is rendered.

(b)     Luxury consumer products

The Company earns the revenue from trading of luxury consumer products. Revenue is recognized when title passes to the customer, which is generally when the product is shipped and delivered to the customers, assuming no significant the Company’s obligations remain and the collection of relevant receivables is probable.

(c)     Plantation sales

The Company offers two types of plantation products comprising of palm oil products and castor products.

Revenue from the sale of palm oil product is recognized upon confirmation of the weight of fresh fruit bunches and shipment to the customer, when there is persuasive evidence of an arrangement, delivery has occurred and risk of loss has passed, the sales price is fixed or determinable at the date of sale, and collectibility is reasonably assured.

Revenue from castor products includes sale of seeding and rendering of technical know-how under a bundled sales arrangement. The Company adopts Accounting Standards Codification (“ASC”) 605-25, “Multiple-Element Arrangements” and recognizes revenue as services are performed when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service offering has been delivered to the client; (3) the collection of fees is probable; and (4) the amount of fees to be paid by the client is fixed or determinable.

A bundled sale arrangement involves multiple deliverables provided by the Company, where bundled service deliverables are accounted for in accordance with ASC 605-25. The Company determines each of service deliverable element and allocates the total arrangement fee among each element based on vendor-specific objective evidence (“VSOE”) of the relative fair value of each of the elements VSOE generally exists only when the Company sells the deliverable separately and VSOE is the price actually charged for that deliverable.

The Company limits its assessment of fair value of each element to the price charged when the same element is sold separately. In a multiple element arrangement whereby VSOE of fair value of all undelivered elements exists but VSOE of fair value does not exist for one or more delivered elements, revenue is recognized using the residual method.  Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue, assuming collection is probable.

Sale of castor oilseeds is recognized when legal title passes to the customer, which is generally upon delivery of oilseeds. Rendering of technical know-how service is recognized when the principal terms of the service agreement are fulfilled and the certificate of satisfaction is confirmed by the customers.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

Note 4. Deposits on Commercial Buildings, page 67

8.	We note that you made deposits on a fifteen-story and twelve-story commercial building during the fiscal year ended October 31, 2012. We further note from your disclosures that you consummated the purchase of the fifteen-story building on December 11, 2012 and received offer letters to finance the purchase of the twelve-story commercial building. Please tell us your consideration of the guidance in Rule 3-14 of Regulation S- X.

Response: The Company has submitted a letter to the Office of Chief Accountant requesting a waiver from the audited and unaudited financial statement requirements of Rule 3-14 Regulation S-X with respect to financial information from the previous owners of the fifteen-story and twelve-story commercial buildings.

Note 6. Property, Plant and Equipment, net, page 68

9.	Please explain in greater detail the terms and conditions associated with the purchase of land under development. As part of your response, please clarify how you financed the purchase of the land. In addition, describe your development activities to date and your policy for capitalizing development cost.

Response: As of October 31, 2012, we held a 99-year leasehold interest to 21.8921 hectares (54.10 acres) of vacant development land, the Land, and two parcels of vacant land aggregating approximately 31 acres, or the Dunford Parcels, all located in Selangor, Malaysia. The Land was acquired in cash at a public auction on an “As Is Where Is Basis” in July 2012. On October 17, 2012, we acquired Dunford Corporation Sdn. Bhd., or Dunford, for MYR55,000,000 in cash. Dunford’s primary assets consist of the Dunford Parcels and assets related to Dunford’s insurance agency and secretarial services businesses. As of October 31, 2012, we disposed of Dunford’s prior insurance agency and secretarial services businesses. The Company financed the purchase of the Land and the Dunford Parcels through internal funds, which were raised through a series of private placements. As disclosed in the Form 10-K under “Liquidity and Capital Resources”, we raised approximately $30.4 million from sales of our securities to existing shareholders including $20,890,272 from Weng Kung Wong, our Chief Executive Officer during fiscal year ended October 31, 2012.

As of October 31, 2012, the Company had only engaged in preliminary conceptual planning and market study.

To date, the Company is in the process of preparing the development layout plan for submission to and approval by local authorities. Thereafter, the Company will begin the process of preparing the building plan for submission and approval. The Company anticipates the submission and approval process to conclude on or about the end of the second fiscal quarter of 2014.

Policy for Capitalizing Development Cost

The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Costs directly related to planning, developing, initial leasing and constructing a property are capitalized and classified as Real Estate in the Consolidated Balance Sheets. Capitalized development costs include interest, and other direct project costs incurred during the period of development. As of July 31, 2013, there was no such capitalized interest.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate - General”. The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction.

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

We capitalize leasing costs which include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement and any internal costs that may be applicable. We allocate these costs to individual tenant leases and amortize them over the related lease term.

10. Describe your basis for determining the useful life for each asset listed in the table present. Further, clarify how you evaluate the plantation land and land underdevelopment for impairment. Ensure that your disclosure adequately describes your policy. Cite the accounting literature that supports your accounting.

Response: Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational:

Expected useful life
Freehold plantation land	Indefinite, as per land titles
Leasehold land under development	88 years, as per land titles
Freehold land under development	Indefinite, as per land titles
Freehold commercial building	Indefinite, as per property titles
Motor vehicles	5 years
Furniture, fixture and equipment	10 years

Long-lived assets primarily include freehold plantation land, land under development, commercial building. In accordance with the provision of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, the Company generally conducts its annual impairment evaluation to its long-lived assets, usually in the fourth quarter of each year, or more frequently if indicators of impairment exist, such as a significant sustained change in the business climate. The recoverability of long-lived assets is measured at the reporting unit level. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset.

Executive Compensation, page 84

11.	We note that you have provided executive compensation disclosure for only two executive officers. Item 402(a)(3) of Regulation S-K requires disclosure regarding the three most highly compensated executive officers other than the principal executive officer and principal financial officer. Please advise.

Response: The Company respectfully submits that except as previously disclosed in the Form 10-K, no executive officers of the Company received total compensation in excess of $100,000 for the relevant period. Accordingly, they were not included in the disclosure pursuant to Instruction Number 1 to Item 402(a)(3).

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

12.	Please provide the disclosure regarding director compensation in the format required by Item 402(k) of Regulation S-K and confirm that you will provide such information in future filings.

Response: We intend to amend the Form 10-K to include the below table. We will provide information regarding director compensation in the format required by Item 402(k) in future filings.

Name	Fees earned or paid in cash* ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Amirrudin Bin Che Embi	$5,974.56						$5,974.56

Peijin Wu Harrison	$15,500						$15,000

Ee Ring Yap	$5,974.56						$5,974.56

*Cash compensation was paid in Malaysian Ringgit, our functional currency. The Malaysian Ringgit was converted into United States Dollars using the exchange rate prevailing at the dates of payment at an average annualized rate of 3.1132 for fiscal year ended October 31, 2012.

Exhibit 23

13.	Please amend your filing to include a properly dated consent from your former registered public accounting firm covering the fiscal year ended October 31, 2010 and the period ended March 31, 2010. We refer you to Item 601(a) of Regulation S-K.

Response: The Company intends to revise its disclosures to include a properly dated consent from our former registered public accounting firm covering the above mentioned periods.

Form 10-Q for the Fiscal Year Ended April 30, 2013

Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies Revenue Recognition, page 10

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

14.	Please tell us your consideration of disclosing how you recognize rental income revenues. As part of your part of your response, cite the accounting guidance that you relied upon.

Response: The Company intends to revise its disclosure as follows:

(c)     Real estate

The Company generally leases the units under operating leases with terms of two years or less. However, the Company expects to sign a ten year lease covering the majority of its 15 story building in the near future. As of July 31, 2013, we expect to record $140,602 in lease revenue per year over the life of the lease under operating lease, using the straight-line method in accordance with ASC Topic 970-605, “Real Estate – General – Revenue Recognition” (“ASC Topic 970-605”).

As of July 31, 2013, the commercial buildings for lease are as follows:

Name of Commercial building	Number of units (by floor)	Footage area (square feet)	Vacancy percentage
Megan Avenue	12	19,987	17%
Menara CMY	15	91,848	93%

The Company leases store location and office spaces to the tenants under operating lease arrangements. The Company receives rental income from the real estates it owns for a stated period of times. Rental income is recognized over the life of the operating lease agreement as it is earned in the period under ASC Topic 970-605. The typical leases contain initial terms of two years with renewal options and do not contain escalating rent amounts. Rent concessions are recognized as an offset to revenues collected over the term of the underlying lease.

The Company also records operating costs directly attributable to the leasing properties, such as real estate taxes, depreciation of the leased properties and property management fees, which are charged to expense when incurred.

For leases classified as operating, the Company’s lessee records rent expense on a straight-line basis over the lesser of the lease term, including renewal options, taking into consideration of rent holidays or any rent concessions.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commercial Commitments, page 33

15.	Please tell us your consideration of including amounts due from related parties in your contractual obligations table. We refer you to Item 303(a)(5) of Regulation S-K.

Response: We will amend the contractual obligations table as follows:

We had the following contractual obligations and commercial commitments as of April 30, 2013:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Amount due to related parties	7,107,774	293,479	6,814,295
Operating lease obligations
Office premises	15,651	9,885	5,766	-	-
Commercial commitments
Bank loan repayment	13,113,961	497,727	1,126,819	1,327,833	10,161,582
Finance lease obligation	50,617	11,442	34,323	4,852	-
Total obligations	13,180,229	519,054	1,166,908	1,332,685	10,161,582

* * *

Stephen Krikorian
Morgan Youngwood

Edwin Kim

Securities and Exchange Commission

September 25, 2013

In providing the foregoing answers, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Jenny Chen-Drake

Jenny Chen-Drake
of CHEN-DRAKE LAW GROUP, PC

  cc:     Prime Global Capital Group Incorporated